Exhibit 99.1

TechFaith Reports Second Quarter 2015 Financial Results

Beijing, China, September 24, 2015 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the second quarter ended June 30, 2015.

For the second quarter of 2015, TechFaith reported total net revenues of US$23.6 million compared to US$24.7 million in the first quarter of 2015 and US$23.7 million in the second quarter of 2014. Gross profit for the second quarter of 2015 was US$2.8 million compared to US$2.2 million in the first quarter of 2015 and US$2.4 million in the second quarter of 2014. Gross margin for the second quarter of 2015 was 11.9% compared to 9.0% in the first quarter of 2015 and 10.1% in the second quarter of 2014, which reflects an increase in rental income during the second quarter of 2015.

Net loss attributed to TechFaith for the second quarter of 2015 was US$1.8 million or US$0.03 per basic and diluted weighted average outstanding American Depositary Share (ADS), compared to a net loss of US$3.1 million or US$0.06 per basic and diluted weighted average outstanding ADS in the first quarter of 2015 and a net loss of US$2.1 million or US$0.04 per basic and diluted weighted average outstanding ADS in the second quarter of 2014.

Ms. Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “The second quarter of 2015 developed as expected with revenues coming in line with our guidance. Our gross margin improved to 11.9% in the second quarter of 2015 from 9.0% in the first quarter of 2015, as we achieved a 75% increase in our rental income over the same period, which rose from US$0.8 million to US$1.3 million. We continue to evaluate resources and programs as we work to better align our cost structure to our lower revenue base and to support the increased significance of our real estate business. As a result, we further reduced our operating expenses to US$4.3 million in the second quarter of 2015 compared to US$5.2 million in the first quarter of 2015. We remain on schedule with the expansion of our real estate business, with the second quarter of 2015 marking another major milestone in our progress. We invested US$139.1 million as part of a planned expansion of our real estate portfolio, which had the impact of reducing our balance of cash and cash equivalents to US$16.5 million at the end of the second quarter of 2015. We continue to have both sufficient resources and flexibility to meet our operating and working capital needs. Importantly, we expect to strengthen our balance sheet over the coming quarters as we start to secure a return on our real estate investments through the sale or lease of all available and unoccupied space.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “Our overall assessment of the mobile sector remains unchanged from earlier in the year, with growth expected to face significant challenges for the foreseeable future due to shorter product lifecycles, high levels of competition and continued cost pressure. We are starting to evaluate strategic options around our mobile business, which may or may not ultimately result in the sale of our mobile business. We continue to focus on our growing real estate portfolio and expect this to be a major catalyst to unlock value for our Company and shareholders going forward. As we have completed most of the construction associated with our 16 buildings in Beijing, in addition to our two already completed buildings in Shenyang, our focus is on finishing the final construction phase of our technology parks in Beijing and attracting suitable tenants or buyers to lease or purchase all available and unused space.”

Third Quarter of 2015 Outlook

TechFaith currently expects its total net revenues for the third quarter of 2015 to be in the range of US$4.5 million to US$8.0 million. The decline in expected total net revenues for the third quarter 2015 as compared to the second quarter of 2015 reflects the expected significant negative impact of reduced orders from one of the Company’s large enterprise customers. This forecast represents TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Thursday, September 24, 2015 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Thursday, September 24, 2015 in Beijing) using the following dial-in numbers: +1-866-515-2912 or +1-617-399-5126. The conference call passcode is: 65963380. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, using the following passcode: 93510463. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets for consumers and enterprises under both our customers’ and our own brands, as well as on the sale of finished products to local and international customers. Starting in 2008, we began investing in the construction of buildings and facilities to expand our real estate portfolio in China as part of our growth and diversification strategy. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: +86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1-914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended	Three Months Ended		Six Months Ended
	March 31	June 30		June 30
	2015	2015	2014	2015	2014

Revenues:
ODP	$19,287	$19,041	$18,631	$38,328	$42,086

Brand name phone sales	4,656	3,225	4,463	7,881	7,175

Rental	766	1,341	606	2,107	1,218

Total net revenues	$24,709	$23,607	$23,700	$48,316	$50,479

Cost of revenues:
ODP	$17,794	$17,046	$16,861	$34,840	$38,606

Brand name phone sales	4,472	3,476	4,211	7,948	6,703

Rental	212	278	234	490	473

Total cost of revenues	$22,478	$20,800	$21,306	$43,278	$45,782

Gross Profit	$2,231	$2,807	$2,394	$5,038	$4,697

Operating expenses:
General and administrative	$2,949	$1,754	$1,682	$4,703	$3,547
Research and development	1,810	2,110	1,467	3,920	3,266
Selling and marketing	396	399	2,278	795	4,698

Impairment of long-lived assets	—	—	—	—	—

Total operating expenses	$5,155	$4,263	$5,427	$9,418	$11,511

Government subsidy income	1	34	91	35	91

Other operating income	—	11	—	11	—

Loss from operations	$(2,923)	$(1,411)	$(2,942)	$(4,334)	($6,723)

Interest expenses	(217)	(268)	(121)	(485)	(251)

Interest income	161	146	434	307	877

Other expense	—	(2)	3	(2)	2
Change in fair value of put option	(30)	(60)	(30)	(90)	(90)

Loss before income taxes	$(3,009)	$(1,595)	$(2,656)	$(4,604)	($6,185)
Income tax expenses	—	(305)	(88)	(305)	(120)

Net loss	$(3,009)	$(1,900)	$(2,744)	$(4,909)	($6,305)
Less: net income (loss) attributable to the noncontrolling interest	140	(69)	(659)	71	(1327)

Net loss attributable to TechFaith	$(3,149)	$(1,831)	$(2,085)	$(4,980)	($4,978)

Net loss attributable to TechFaith per share
Basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.01)	($0.01)

Net loss attribute to TechFaith per ADS
Basic and diluted	$(0.06)	$(0.03)	$(0.04)	$(0.09)	($0.09)

Net loss	$(3,009)	$(1,900)	$(2,744)	$(4,909)	($6,305)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	223	(308)	721	(85)	(8,808)

Comprehensive loss	(2,786)	(2,208)	(2,023)	(4,994)	(15,113)

Less: Comprehensive income (loss) attributable to noncontrolling interest	139	(53)	(621)	86	(2,166)

Comprehensive loss attributable to TechFaith	$(2,925)	$(2,155)	$(1,402)	$(5,080)	($12,947)

Weighted average shares outstanding
Basic and diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	June 30, 2015	March 31, 2015	December 31, 2014

Assets

Current assets:

Cash and cash equivalents	$11,640	$165,209	$170,960

Restricted cash	4,839	4,839	4,835

Accounts receivable, net of allowances of $1,269, $791 and $599 as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively	23,145	14,781	10,004

Notes receivable, net	—	—	429

Inventories, net	11,102	16,946	10,096

Prepaid expenses and other current assets	29,453	20,245	28,151

Assets held for sale	11,958	11,960	11,949

Total current assets	$92,137	$233,980	$236,424

Property, plant and equipment, net	196,102	$151,361	$143,661

Land use rights, net	10,144	10,201	10,247

Acquired intangible assets, net	7,782	6,656	5,529

Other non-current assets	122,036	21,659	21,639

Total assets	$428,201	$423,857	$417,500

Liabilities and equity

Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	13,797	10,198	15,377

Notes payable (including notes payable of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	9,677	9,679	9,670

Amount due to a related party (including amount due to a related party of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	443	310	178

Short-term loans (including short-term loans of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	11,532	24,292	14,734

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $197 and $196 as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	46,760	28,075	24,199

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	8,437	10,140	8,602

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	9,702	9,683	9,685

Income tax payable (including income tax payable of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $30 and $46 as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	570	436	452

Put option liability (including a put option liability of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	2,130	2,070	2,040

Total current liabilities	$103,048	$94,883	$84,937

Long-term loans (including long-term loans of the consolidated variable interest entity without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	1,903	3,516	4,319

Total liabilities	$104,951	$98,399	$89,256

Equity

Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193, 794,003,193 and 794,003,193 shares issued and outstanding as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively)	$16	$16	$16

Additional paid-in capital	144,836	144,836	144,836
Accumulated other comprehensive income	47,968	48,292	48,068

Statutory reserves	23,755	23,755	23,755

Retained earnings	71,973	73,804	76,953

Total TechFaith shareholders’ equity	$288,548	$290,703	$293,628

Noncontrolling interest	$34,702	$34,755	$34,616

Total equity	$323,250	$325,458	$328,244

Total liabilities and equity	$428,201	$423,857	$417,500